UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated November 29, 2022

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Exhibits 4.1 through 4.3 and 5.1 through 5.2 are hereby incorporated by reference into this report on Form 6-K.

The following report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-256031) of ArcelorMittal and the Prospectuses incorporated therein.

Exhibit Index

Exhibit No.	Description

Exhibit 4.1	Fourth Supplemental Indenture dated November 29, 2022 among ArcelorMittal, Wilmington Trust, National Association and Citibank, N.A.

Exhibit 4.2	Form of Global Note due 2027, dated November 29, 2022 (included in Exhibit 4.1).

Exhibit 4.3	Form of Global Note due 2032, dated November 29, 2022 (included in Exhibit 4.1).

Exhibit 5.1	Opinion of Elvinger Hoss Prussen as to the validity of the debt securities under Luxembourg law.

Exhibit 5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP as to the validity of the debt securities under New York law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date: November 29, 2022

By:	/s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary & Group Compliance & Data Protection Officer